Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following brochure was distributed to shareholders of Central Pacific Financial Corp. beginning on August 16, 2004.

Your Fiercely Loyal Bank

Requesting Your Important Vote

Special Meeting of Shareholders
September 13, 2004

YOUR BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" THE MERGER

PLEASE REMEMBER, THE MERGER REQUIRES THE APPROVAL
OF 75% OF CPF'S OUTSTANDING VOTING SHARES

ATTENTION: CENTRAL PACIFIC SHAREHOLDERS WHO HAVE NOT YET VOTED

CENTRAL PACIFIC FINANCIAL CORP. TO ACQUIRE CB BANCSHARES, INC.
Central Pacific shareholders are voting on an important merger proposal in which CB Bancshares will merge with and into Central Pacific. Your vote is important—Hawaii law requires the approval of 75% of Central Pacific's outstanding voting shares. The Board of Directors of Central Pacific recommends a vote "FOR" the merger.

A MERGER THAT WORKS—FOR SHAREHOLDERS,CUSTOMERS AND THE COMMUNITY
Check Mark appears here	We believe the merger will create tremendous shareholder value and result in a stronger, more competitive bank. By combining our complementary strengths in retail and commercial banking, we have a unique opportunity to create a better capitalized company, fiercely loyal to Hawaii and dedicated to serving our customers' commercial and personal banking needs.

SPECIAL MEETING OF SHAREHOLDERS
A special meeting of Central Pacific shareholders will be held on September 13, 2004 to approve the merger, as described in Central Pacific's proxy materials previously sent to you.

PLEASE VOTE TODAY.

YOUR VOTE IS IMPORTANT!

YOU HAVE NOT YET VOTED
We are concerned that we have yet to receive your proxy as of Friday, August 13. Please remember, the merger is conditioned on the approval of 75% of all of Central Pacific's outstanding voting shares.

WE NEED YOUR SUPPORT—75% VOTE REQUIREMENT
Check Mark appears here	We believe the merger makes sense for shareholders, customers and the community as a whole, but to make it happen we need your support. Every single vote is important and, if you do not vote, it will have the same effect as a vote "against" the merger. If you have returned your proxy, please accept our thanks and disregard this request.

YOUR VOTE IS IMPORTANT
Please help your company save additional solicitation costs by signing, dating and mailing your proxy today. Remember, a failure to vote is equivalent to a vote "against" the merger agreement. Please refer to your proxy for voting instructions. Street name shareholders: Your broker or bank cannot vote your shares unless it receives your specific instructions. Please return your proxy immediately. If you have any questions, or need assistance, please call David Morimoto of Central Pacific at (808) 544-0500. You may also call D. F. King & Co., Inc., toll-free, at 1-888-644-5854.

VOTING IS SIMPLE—PLEASE VOTE TODAY.
THREE EASY METHODS ARE AVAILABLE:
Vote by Proxy:
Sign, date and mail your enclosed proxy using
the postage-paid return envelope provided.
 Vote by Telephone:
Easy instructions are enclosed.
 Vote by Internet:
Easy instructions are enclosed.

Hand with Phone appears here	Hand with Pen appears here	Hand with Mouse appears here

[50th Anniversary Logo]

Central Pacific Financial Corp.
220 South King Street
Honolulu, HI 96813
www.centralpacificbank.com

Important Legal Information

This document contains forward-looking statements. Such statements, which are based on the current assumptions, beliefs and expectations of management and describe future plans, strategies and expectations, are generally identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. Management's ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.